STATEMENT REGARDING COMPUTATION OF RATIOS

EXHIBIT 12

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated:

	09/25/05	09/25/04	09/25/03	09/25/02	09/25/01
Earnings
Income (loss) before income taxes	$737,577	$(638,918)	$(430,913)	$137,716	$(436,540)
Fixed charges	7,311,352	6,616,945	5,529,556	4,435,335	4,138,894

Earnings	$8,048,929	$5,978,027	$5,098,643	$4,573,051	$3,702,354

Fixed charges
Interest expense	$6,354,744	$5,848,428	$4,919,059	$3,972,801	$3,237,241
Estimated interest within rental expense	956,608	768,517	610,497	462,534	901,653

Fixed charges	$7,311,352	$6,616,945	$5,529,556	$4,435,335	$4,138,894

Ratio of earnings to fixed charges	1.10	(1)	(1)	1.03	(1)

(1)	Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $436,540 for the year ended September 25, 2001, $430,913 for the year ended September 25, 2003, and $638,918 for the year ended September 25, 2004